Mail Stop 4561

August 10, 2007

Ms. Danice Chartrand
Chief Financial Officer
Southern Michigan Bancorp, Inc.
51 West Pearl Street
Coldwater, Michigan 49036

By U.S. Mail and facsimile to (616)752-2500

Re: Southern Michigan Bancorp, Inc.
Form S-4
Filed July 13, 2007
File No. 333-144562

Dear Ms. Chartrand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   Please note the updating requirements of Rule 3-12 Regulation S-X and provide a current consent in any amendment.

Questions and Answers About the Merger

2. In the third Q&A on tax consequences, clarify that you have received an opinion of counsel that the stock portion of the merger consideration will be tax free. Make corresponding changes in the Summary section.

Summary

3. Here or elsewhere, disclose the website addresses of the companies

4. Disclose the stockownership Southern insiders will have in the combined entity after the merger.

5. State the percentage of shares of the combined entity to be owned by FNB stockholders.

6. Briefly state how shareholder rights materially change or diminish.

Risk Factors

7. Revise the first risk factor on page 12 relating to reduced influence of FNB shareholders to sate the percentage of the combined company to be owned by FNB shareholders.

8. Revise the second risk factor on page 12 to state that the interests are financial.

9. Revise the fourth risk factor on page 12 to state that you have an opinion of tax counsel that the merger qualifies as a 368 reorganization and eliminate the language that you "intend for the merger to qualify."

10. Revise the last risk factor on page 12 and the first risk factor on page 13 to state the risk in the heading.

11. Reconcile the apparent difference between the heading and the text of the first risk factor on page 16 regarding whether you "may" or "will" need additional capital.

12. Revise the headings of the last two risk factors on page 19 to state the risks more specifically.

13. Some of your risk factors state that there is no assurance or guarantee of an outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

A Warning about Forward-looking Statements, page 20

14.   Since Southern is no longer a reporting company following its going private transaction, you do not qualify for the safe harbor. Please revise.

The Merger

15.   You cannot qualify the disclosure by reference to other documents. It is your obligation to make accurate disclosure. This comment also applies to, for example, **"Fairness Opinion of Austin Associates, LLC."** Please revise.

Background of the Merger, page 22

16.   Please expand the discussion of how Southern Michigan was chosen as a merger partner. For example, disclose the number of potential candidates identified by Austin Associates. Disclose the number of candidates that were contacted or given the confidential information package. If none, explain why. If other indications of interest were received, discuss these and why they were rejected.

17.   Clarify how the material terms of the final merger agreement evolved from the December 21, 2006 formal expression of interest.

18.   Clarify how you determined the $45.35 per FNB share amount, the 1.87 exchange ratio and the $25.9 million acquisition price.

Reasons for the Merger, page 23

19.   Please confirm that FNB has not provided financial projections to Southern. We note the language in the first paragraph.

20.   The FNB board should specifically note each line item analysis underlying the Austin Associates opinion that does not appear to support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Material Federal Income Tax Consequences, page 37

21.   In the third paragraph, clarify whether the representations relied upon are factual.

22.   Delete the bold-faced paragraph at the end of this section on page 39..

Fairness Opinion of Austin Associates, LLC, page 39

23.   Please provide the board books and copies of any other materials provided or made available to directors by Austin Associates in connection with approving the acquisition.

24.   Please disclose that Austin Associates has reviewed and consented to the use of its opinion in the prospectus.

FNB Sale of Control Valuation, page 42

25.   Clearly show in tabular format how the proposed pricing compares with the data presented to the board and summarized here.

26.   Please show in tabular format the discounted cash flow analysis and explain the basis for the discount and growth rates used.

Unaudited Pro Forma Combined Condensed Consolidated Financial StatementsNotes to Unaudited Pro Forma Combined Condensed Consolidated Financial StatementsNote C - Allocation of Purchase Price of FNB, page 53

27.   We note a $0.2 million adjustment to accrued expenses and other liabilities related to accrued severance and health care plan benefits on the pro forma balance sheet. Tell us how you determined the amounts presented are directly attributable to the merger and factually supportable, that is, within the scope of Article 11 of Regulation S-X. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Note D - Pro Forma Combined Condensed Consolidated Balance Sheet Adjustments, page 54

28.   We note the $9 million adjustment to other borrowings and the corresponding $.8 million adjustment to interest expense on the pro forma statements of income related to line of credit funding in connection with the merger. Tell us how you determined the amounts presented are factually supportable, that is, within the scope of Article 11 of Regulation S-X. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Southern Michigan Bancorp, Inc.
Business, page 58

29.   Include a description of your market area to identify the material geographic and demographic characteristics and treads, including the major employers and demographic information concerning age, income and population growth.

Statistical Information
Risk Elements, page 63

30.   In an effort to provide greater transparency and to assist an investor in better understanding your credit risk management process, please revise to include your underwriting policies for the major types of loans that you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73
General

31.   Please revise to include the information required by Guide 3 Section VII, or tell us why no such revision is necessary.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity, page 83

32.   We noted your sensitivity analysis and your disclosure regarding how interest rate risk arises; however, it is not clear how you (Southern Michigan Bancorp) manage this risk. Please revise to include a robust discussion detailing your interest rate risk management process.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 84

33.   Please revise to present the disclosures required by Item 304 of Regulation S-K.

Financial Statements for the Year Ended December 31, 2006 and 2005
Notes to Consolidated Financial Statements
Note C – Securities, page 104

34.   We noted your available for sale securities include $4.2 million and $2.0 million (for 2006 and 2005, respectively) floating rate securities that are putable on a weekly basis. To help us better understand your disclosure, please address the following:

- tell us the significant terms and provisions of the aforementioned securities;
- tell us where the securities are classified within your available for sale securities; and
- tell us if there are embedded derivatives within the securities, and if so, tell us how you are accounting for this and cite the specific authoritative literature you used to support your accounting treatment.

FNB Financial Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance and Provision for Loan Losses, page 129

35.   Please revise your disclosure to include your policy for charging off uncollectible loans. In this regard, revise to provide a more robust discussion of the causal factors for the increased charge-offs and discuss any significant concentrations that may exist (e.g. concentrations in fixed rate, variable rate, or sub-prime loans, etc).

Financial Statements for the Year Ended December 31, 2006 and 2005
General

36.   Please revise to include parent company only financial information as required by Rule 9-06 of Regulation S-X or tell us why no such revision is necessary.

Compensation of Executive Officers and Directors of Southern
Compensation Discussion and Analysis, page 178

37.   Please expand the disclosure to specify how and to what extent individual performance and Southern's performance are used as the basis for determining bonus payouts. For example, disclose what percentage of the bonus relates to individual performance and what targets or other measures are used to determine Southern's performance. Describe more specifically the criteria, objectives, and benchmarks used for making bonus compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Please refer to Item 402(b)(2) of Regulation S-K.

Interests of Certain Persons, page 191

38.   Please change the title here and in the summary to identify that the persons are insiders and that the interests are financial.

39.   Revise to disclose and quantify the compensation payable to FNB insiders as a result of new employment agreements, change in control, severance, board positions and any other compensation payable. Make corresponding changes to the summary section.

Exhibit 8

40.   Reference is made to the second full paragraph on page 5. You can either, (a) have your full opinion in the body of the prospectus and merely confirm in this section that the discussion in the prospectus represents your opinion or (b) you can include your full Opinion in this exhibit and indicate in the prospectus that the discussion is a summary of your Opinion which is provides in Exhibit 8. As currently drafted, you have included a portion of your opinion in this Exhibit and

opined that the discussion in the prospectus is a fair and accurate summary. We require a full Opinion either here or in the prospectus which follows the guidelines above.

41.   Delete the second from last paragraph of the Opinion. The shareholders are entitled to rely on the opinion.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

· the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder at (202) 551-3294 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3770 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director

cc: Gordon R. Lewis
        Charles Goode
        Warner Norcross & Judd LLP
        111 Lyon Street, N.W. Suite 900
        Grand Rapides, Michigan 49503-2487